UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-09553

PARAMOUNT GLOBAL

(Exact name of registrant as specified in its charter)

1515 Broadway

New York, NY 10036

(212) 258-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, $0.001 par value

Class B common stock, $0.001 par value

(Title of each class of securities covered by this Form)

3.450% Senior Notes due 2026*

4.00% Senior Notes due 2026*

2.90% Senior Notes due 2027*

3.375% Senior Notes due 2028*

3.700% Senior Notes due 2028*

4.200% Senior Notes due 2029*

7.875% Senior Debentures due 2030*

4.950% Senior Notes due 2031*

4.200% Senior Notes due 2032*

5.50% Senior Debentures due 2033*

4.850% Senior Debentures due 2034*

6.875% Senior Debentures due 2036*

6.75% Senior Debentures due 2037*

5.90% Senior Notes due 2040*

4.500% Senior Debentures due 2042*

4.85% Senior Notes due 2042*

4.375% Senior Debentures due 2043*

4.875% Senior Debentures due 2043*

5.850% Senior Debentures due 2043*

5.250% Senior Debentures due 2044*

4.900% Senior Notes due 2044*

4.60% Senior Notes due 2045*

4.950% Senior Notes due 2050*

6.250% Junior Subordinated Debentures due 2057*

6.375% Junior Subordinated Debentures due 2062*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.**

*

These debt securities of Paramount Global were issued pursuant to a registration under the Securities Act, but Paramount Global is exempt from the requirements of Section 13(a) or 15(d) of the Exchange Act with respect to such debt securities pursuant to Rule 12h-5 thereunder as a result of the guarantee provided by Paramount Skydance Corporation.

**

On August 6, 2025, pursuant to the Transaction Agreement, dated as of July 7, 2024, by and among Paramount Global, Skydance Media, LLC, Paramount Skydance Corporation (f/k/a New Pluto Global, Inc.) and the other parties thereto, Pluto Merger Sub, Inc., a wholly owned, direct subsidiary of Paramount Skydance Corporation, merged with and into Paramount Global, with Paramount Global continuing as the surviving entity and becoming a wholly owned, direct subsidiary of Paramount Skydance Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Paramount Global has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 18, 2025	Paramount Global

	By:	/s/ Stephanie McKinnon
	Name:	Stephanie McKinnon
	Title:	Executive Vice President and Secretary